 Exhibit 99.4

Common TV Address

common TV address

Q1 FY 2016 RESULTS

July 21, 2015

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Rajiv Bansal

Chief Financial Officer

Pravin Rao

Chief Operating Officer

ANALYSTS

Chandra

ET Now

Kritika Saxena

CNBC TV18

Rukmini Rao

Bloomberg TV India

Poornima

CNBC Awaaz

Vishal Sikka

Hi Ladies and gentlemen.

We had a great quarter. We had the best revenues growth in the last 15 quarters and the best volume growth in the last 19 quarters. We believe that this was the result of deep client focus that we has brought to bear recently by realigning our organization and bringing a deep customer centricity to everything that we do and that has shown results in obviously in the revenues but also in the large deal wins that we have had and also in the success that we have had in the large accounts. It is a combination of the innovation agenda taking its root as well as the deep focus operationally that we have brought to bear and Pravin and Rajiv will talk about this in a bit. We have seen a combination of innovation both at the ground level at the grass roots level. We have seen tremendous success in our initiatives to bring great innovation to every single project that is going on at Infosys as well the breakthrough innovation that we have been working on that we believe are key to the future of not only our success and on our journey of becoming a next-generation services company but also I believe for the future of the industry as a whole. So we are extremely pleased. We believe that this is a great set of early results in our journey to become the leading services company of our times and while there is a long way to go ahead, this gives us a very good momentum for the remainder of the year.

Rajiv Bansal

For the quarter, we grew by 7% quarter on quarter in rupee terms and in dollar terms we grew by 4.5%. On constant currency basis based on the Q4 average rates we have grown by 4.4% and 3.6% based on March 31st rates. We had given a guidance of 10%-12% in constant currency in April which required a hurdle rate of 2.8%-3.5% based on March 31st rates quarter on quarter and our performance in Q1 is in line with the upper end of the guidance and we feel confident about the guidance that we have given. On the margin front, I think we have done reasonably well. We had the impact of wage hike and visas during the quarter which to some extent we have been able to curtail the impact to about 170-basis points through better operational and cost optimization efforts. I think it has been a great quarter overall and we still have a lot of work to do, but I think we have done reasonably well in the first quarter, and we feel very excited about the rest of the year.

Chandra

Hi this is Chandra here from ET Now. Vishal, you complete a year since you took charge as Infosys CEO on 1st August. So I am sure this must be a great anniversary gift to deliver numbers such as these. So are you on track to get back to industry-leading growth next financial year or will you advance that? And despite this momentum why have you stopped short from raising your guidance in constant currency? And Rajiv, your outlook on margins in pricing going forward? Pravin, if you can just take us through the challenges that you are seeing in various geographies because Europe has weakened for two consecutive quarters now.

Vishal Sikka

Hi Chandra. We are very excited about the results in the quarter but it is one quarter on a long journey that is still in front of us. We have our eyes, our path set on the 2020 journey, on the ambition that we have laid out, our aspirations to get to $20 bn in revenue at 30% margin and most importantly, amplifying our ability and instead of this downward spiral that the industry has been on of lowering RPP, and again in this quarter, we saw not only in our results, but in the results of others this pressure towards lower RPP and so forth. We want to reverse that and by 2020 get to $80,000 per employee revenue which is what I have set as our aspiration. So it is a great step in that journey, we are very excited, we are still maintaining our guidance for the year as well as our expectations to be at the industry-leading growth by the next year. We are all set on that. Beyond that I think there are lots of pressures that we face as we execute on a particular quarter and macroeconomic conditions and individual situations in the industry and individual accounts and so forth. So you see ups and downs in the course of a quarter, but we are very confident about the path that we are on over the longer-term and I think the last quarter is a very clear step as it demonstrates in that direction.

Rajiv Bansal

On the pricing front, we have said that pricing is very-very competitive and especially on the traditional business, we are seeing a lot of competition on the pricing front. Pricing this quarter has declined sequentially by 0.7% which is in line with what our expectations at the beginning of the year was. On a year-on-year basis, the pricing has declined by 3.3% in constant currency terms which is something that we have to mitigate through better effort productivity and automation and other things that Vishal has been articulating in the last couple of calls. On the margin front, we have to balance the need for making investment because in line with our strategy and what we have laid out. At the same time we are looking at operational efficiency, looking at cost optimization. So we still feel confident with the margin band that we have given of 25% (+/-1%).

Pravin Rao

On the sectoral thing, overall we have seen broad-based growth. We have seen fantastic growth in Manufacturing, Financial Services, Healthcare and Life Sciences. Retail and Telecom have been reasonably okay. Energy is probably the only sector which still continues to be challenged and otherwise we have seen good traction and uptick in all the sectors. From a geography perspective, we saw 5.1% growth in Americas and Europe only 1.2%. But on the Europe side, we are not seeing any secular trend. We in fact went and looked back to the last 5 years and by coincidence we found out Q1 was the weakest quarter in the last five years from Europe perspective. We won six large deals this quarter totaling TCV of 688 mn out of which 2 were in Europe. We also opened 14 new accounts in Europe. So it is not really a matter of concern, it so happened, in the last five years we have seen Q1 being the weakest from a Europe perspective. And from a service line perspective we have seen fantastic growth in Cloud and Infrastructure Services of 7.2% growth, Engineering Services about 6.6% growth. If you look at Business and IT services, we have seen about 4.5% growth, Consulting and System Integration 4.8% growth. So by and large I think it has been across the board service-wise, sector wise it has been broad-based.

Kritika Saxena

Kritika Saxena from CNBC TV18. Congratulations on a good quarter sir.

My first question to Vishal, Vishal, you have signed, as Pravin said, contracts of around $688 mn in terms of the total contract value. That seems to be going up in on a quarter-on-quarter basis. From your order book and the deal pipeline that you are seeing in the next three quarters, would that gradually increase for Infosys and what is the word on the ground, if you can break up the outlook from a sectoral point of view? To Rajiv, as you said pricing has been fairly consistent. Going ahead in the next three quarters, would there be some kind of pressure because there has been a sense in the industry that pricing is under slight pressure given currency volatility, would you now have to relook at your hedging strategy? And to Pravin, attrition, yes has come down significantly over the last one year. But on an overall consolidated basis, it is slightly high. Is that purely a seasonal impact, and would we be able to go back to the 12% to 14% range that Pravin targets in the next couple of coming quarters?

Vishal Sikka

Kritika, my fundamental belief is that innovation is one of those things that is timeless, in the sense that when the times are bad, you need innovation and when the times are good, you need innovation. So I deeply believe that and we see tremendous demand for the kinds of innovative services that we have been working on. There are some challenges in the certain sectors, energy obviously, some parts of Manufacturing, some parts of retail which face tremendous disruption. But again with the right mix of offerings, we believe that we can have the ability to meet the needs of our clients and we have seen that. What we have been focusing on is redesigning the experience of our clients. In the services world, there is a very mundane and cut-and-dry way in which we engage with clients. There are RFPs, and we respond to RFPs. You have to bring a sense of strategic intent and an engagement with the clients and become a deep partner in their journey. This is what I always talked about, amplification is a much better idea than augmentation. So we have been focusing on that. The deal wins that Pravin talked about, in every one of the large deal wins we have introduced this new process. It brings a very creative deeply client-centric and empathy to the clients to the way that we approach these and we have started to see the first results of that both in terms of the deals that Pravin said $688 mn worth of large deals, our win rate has dramatically improved compared to both the quarter before as well as the year before. We are confident about that. And we are also bringing in the work that we do with existing clients, innovation into everything that we do. We have launched some great initiatives to improve the ability to innovate and bring that innovation into all ongoing projects. We have more than 8,500 master projects that are going on right now in the company and we are working to bring innovation to every single one of them and we have bunch of very inspiring, very great initiatives that we have launched that are being widely adopted inside the company. As Rajiv said earlier, the RPP drop, we wanted to counter that in the right way and that is by bringing innovation and automation into projects and automation in Infosys is not a center of excellence where we have 20-30 people working on automation and check that box off, but out of these projects, we have 1,400 projects that have already innovated using automation. So our clients are starting to see that and as a result we feel confident about that. That applies to all the sectors and all the regions even though there are macroeconomic factors impacting certain ones of these.

Rajiv Bansal

On the currency front, the currency markets are volatile and we do not expect them to change in the near-term. If you look at this quarter, the rupee depreciated against GBP about 8%, euro by 6%, CHF by another 6%. I think our hedging strategy always has been to negate the impact of translation gains or losses through a hedging policy so that the impact on our profit & loss account is negligible. I think if you look at how our hedging policy has worked over the last couple of quarters and the last couple of years has been very-very encouraging. We have been able to do it very proactively and very effectively. I think there is no reason for us at this point of time to look at a change in this policy. We continue to hedge short-term, we continue to hedge our net assets for the quarter to ensure that translation gains and losses are set off. So I think we will continue with that policy.

Pravin Rao

On the attrition front, attrition is under control; this quarter it has marginally increased but that is seasonal because normally in Q1, we see people leaving for higher studies. When you compare on a year-on-year basis on a standalone basis, our attrition has come down dramatically by 900-basis points and that is in the range of 12-14% we talked about. At a group level, it has historically been slightly higher than on a standalone basis and we expect to see maybe another 200-basis point’s improvement over the next few quarters. But we are extremely comfortable where it is and all the initiatives that we did last year on the talent front have paid off.

Rukmini Rao

Rukmini Rao from Bloomberg TV India. Vishal, want to understand from you, you still have lots of money left in your kitty that it is there for picking up start-ups. What is happening on that front is there any new start up that you could be looking at adding to Infosys’ bouquet? Rajiv, I want to ask you in terms of the margin expansion that you have seen. Is this a sustainable margin expansion that you have seen or is it just a one-off thing, and also, in terms of the volume growth that you have seen, is this going to continue? Pravin, want to understand from you, your BFSI has seen marginal decline. Is that one-off trend or what is the sector looking like currently?

Vishal Sikka

I think on cash kitty, we have the cash is around 5 bn. It has come down a little bit, but on innovation front. On the acquisition front we do want to acquire small innovative companies. We do not want to acquire yesterday’s technologies. We want to acquire the companies that will be relevant for us in the future. We are not interested in acquiring revenue or market share, we want to acquire capabilities that help us advance in our strategic agenda. We are confident in our organic ability, our incredible training ability. The more I spend time, the more I realize it is without comparison in the industry and in the world. So, we are very confident in our organic strategy which we want to complement with the select acquisitions of great companies as we see them. We have laid out an ambition over CY 2020 of $1.5 bn out of the $20 bn coming from acquisitions. If you do the math on it, you realize that $5 bn in cash, a large portion of it would go towards that and then the dividend payments that we announced last quarter of 50%. When you put all of these together, the infrastructure investment that we have to make and so forth, then this is our capital allocation and we are looking at several companies, usually small ones and we are quite excited about the way that we have gone about this.

Rajiv Bansal

On the margin front, the margin expansion that we saw last year was something that we had very carefully worked toward. We had looked at all the operational parameters that we had, what we could improve, how we could improve while also investing for the future. It is very important that when we are lagging behind the industry growth. We have clearly said that we want to reach industry growth rate in the next financial year and Vishal has articulated about $20 bn in 2020, we have to make investments and we cannot curtail the investments just to improve the margin. There is a fine balance that we are striking right now. Last year if you remember we had the utilization going up by almost 450 basis points which helped us. This quarter I think we have been able to contain the impact of wage hike and visas to some extent and we have done a good job in terms of our operational efficiencies and the cost optimization and we will continue to strike the balance. Having said that, we have given a margin band but I would also say that in case the business needs more investments, we would be more than happy to make investments as long as there are good ROI, we get returns in the long-term and the medium term. We will not shy away from making the investments that are require for the business growth to continue with the momentum that we have seen in the first quarter but at the same time we are very-very focused on ensuring that we deliver to the margin band that we have given.

Pravin Rao

On the Banking side, BFSI grew by 2.8% sequentially but in Insurance we had challenges in couple of accounts that brought the overall growth down. If we ignore the Insurance piece of it, the rest of Banking has grown comparable to overall Infosys growth. We have significant amount of traction in this space. We are extremely confident. The volumes are up and 4 of the 6 large deals which we won this quarter was in this sector. So we were extremely optimistic about this space.

Poornima

Hi, this is Poornima, this is for CNBC Awaaz. Sikka you have been talking about $20 bn by 2020, is the 2020 guidance intact? Rajiv, my question to you is what is the contribution to the top-line post the two acquisitions in the recent past? And if you can also talk about the substantial run rate when it comes to the six deals that you have won and is the volume growth of 5.4% sustainable? Thank you.

Vishal Sikka

I think the 2020 is not guidance. That is an aspiration that we have established for ourselves, it is too far away to think in an operational way. However, we are organizing ourselves to head towards that goal of $20 bn in revenue. When you break that down, I mentioned earlier $1.5 bn coming through acquisitions and the remaining $18.5 bn the sort of we are breaking it down. Again to organize our mental model around that, is $2 bn from what we call the new services which is the sale of complex custom applications that we make for clients, the work that we have been doing in platforms and products as well as Design Thinking engagements and things of this nature. The remaining $16.5 bn that leaves comes to basically about 13%-13.5% cumulative annual growth over the next five years which we are confident of getting. So we believe that the 2020 goal is certainly feasible. It would be highly desirable and viable for us to go after and we are organizing our thoughts and our work in that direction.

The key however is not so much the financial guidance as it is transforming ourselves into a company that is an innovative company which leads instead of down this path of this commoditization and this downward spiral of increasing the lower costs and so forth, it heads upwards towards the path of innovation, towards bringing more and more productivity improvements as Prof. Mashelkar used to say, “Doing more with less for more”, in our traditional business and augmenting that with innovation, with initiatives that are of deep strategic interest and relevance to our clients and working on those. We have more than 30 projects going on in Artificial Intelligence where we are solving really complex problems for our clients with AI. We have thousands of projects which are bringing automation to the mix. Our work on the Infosys Information Platform is starting to pick up great momentum. We have more than 120 engagements of that that we are doing completely Open Source Information platform with a dramatic price performance improvement over traditional platforms. We have 7 implementations of that already in production and more than 120 engagements. On Design Thinking we have more than 100 engagements going on. Our consulting team has embraced the role of Design Thinking as a key driver of strategic engagement with our client and our top 100 consultants in our integrated consulting organization now are going and working with 200 clients on these strategic areas. So this deeper transformation that we are carrying out inside the company is what is more relevant to this longer term than the aspiration although the financial aspiration we believe is certainly a feasible one.

Rajiv Bansal

On acquisition, the incremental revenue from acquisitions this quarter was only about $7 mn. We completed the acquisition of Skava and Kallidus in early June, so only one month revenue of those acquisitions have flown in to the financials. But having said that, those numbers are very small, they have actually started showing the synergy benefits into our downstream revenues, and that is very-very significant. We won about 15 deals because of Panaya this quarter. The early momentum based on the synergy benefits that we are seeing are very-very encouraging. So these are very-very strategic investments. They will not really play a big role in the standalone number that you will see but their impact on the overall growth and the acceleration of our growth would be very-very significant.

Pravin Rao

On the volume front if you look at the quality of growth this quarter, significant growth has come from our top clients and we have also won six large deals. So we are very hopeful that this will create the momentum for rest of the year. Having said that, we are still cautious because historically second half has always been a bit challenging for us. We are hopeful that with the momentum we will be able to do well, we have to wait and see.

Vishal Sikka

The innovative initiative that we have launched we expect that they will also help us out in the second half of this year. We have really brought this thing that Pravin was just saying, a culture of innovation. More than the innovative teams and the people and the new areas which are inevitably smaller, it is the bringing of the innovation to the ongoing projects that is of extreme importance and we have established that. We have created a tremendous culture of sharing. Today we are going live with Yammer. I was telling my friend, Satya, with 106,000 employees of Infosys running live on Yammer. So creating initiatives like that so that the entire organization becomes a competitive one, innovative one, is something that we believe is going to really bear the fruits in the long run.

Chandra

If you have to appraise yourself over the last year, how would you really rate yourself? Would it be - exceeds expectations, demonstrate excellence and against what KRAs or metrics would these be when you started out and where we are today?

Vishal Sikka

I think the only metric that matters is are you having fun and are people around you having fun as you achieve the results and I think on that front we are doing awesomely well. Everything else I think I will leave to others.

Kritika Saxena

Here you stressed on the need for digital over the next few years. You have been very clear that Infosys will be focusing on that. Can you break up currently what is the percentage that is coming from Digital, that’s a percentage that people usually shy away from but it has been increasing over the last few quarters? And when you look at acquisitions, is Digital going to be your key focus or will you also look at the traditional businesses that typically of course are the bread and butter business?

Vishal Sikka

You know my thinking in this area is motivated by what Nicholas Negroponte wrote 21 years ago in his great book called “Being Digital”. So Rajiv, Pravin, and I were talking about what percentage of our revenue is in Digital? I advised them and I explained to them how in my view 100% of our revenue is Digital because this entire exercise is about doing things digital. When I hear about companies doing 20% Digital and 8% Digital, I think that is absolute nonsense. All of our work is Digital, that is what this whole thing is about. We write software code, we digitize people’s processes, we build software systems. Last I looked that was all digital. So the entire transformation that we face is about being Digital and I think breaking that down somewhat misses the point.

What we do see however is traditionally physical endeavors in the industry are becoming Digital. I think that is where there is a whether it is a sharing economy, whether it is rethinking of the experiences in the physical world like in stores or in bank branches, even in transportation system and so forth, we are starting to do some very exciting projects in that area helping some of our retail clients totally re-imagine their digital experiences by rethinking the store itself and things of this nature or creating new kinds of end points. Rajiv mentioned Skava earlier. We had some great success even though we had Skava for just one month. It is a small innovative company but redesigning the mobile experiences and even experiences in kiosks and so forth. So we see tremendous opportunity there in helping our clients in traditional industries becoming more and more digital. But as far as we are concerned we are completely Digital.

Rukmini Rao

Brokerage is giving a big thumbs up to the numbers. Want to understand from you is this the turnaround point for Infosys and also are the days of worry for large investors that was the kind of buzz a couple of months ago, is that a story that we can leave and now going forward the turnaround for Infosys has happened with this quarter?

Vishal Sikka

I think that too much focus on a single quarter is not a good idea. If you look at our last four quarter where I have been involved, we had actually very good performance in Q2 and Q3 of last year. Q3 last year was great in terms of volume growth and revenue growth in many quarters and also in utilization and operational efficiency. We had a really disappointing Q4 which I view as an aberration and because we have brought in a tremendous operational focus and a tremendous focus on execution as well as on the redesigning of the experience and so forth, we have had a great quarter this time around. So there are swings that will happen but I think generally ever since we have put the focus on innovation and on automation and on operational excellence that generally that is starting to reflect in the results. We do see that this is still the beginning. For example when Pravin talked about the large deal wins we have been able to bring our redesign experience of engaging with customers in the large deal wins only to the large ones so far because that whole rethinking has not rolled out onto the entire organization yet. But that will happen over the next two or three quarters. Similarly the automation initiative, the initiatives of bringing innovation to every single project or as we have reorganized consulting and brought the top 100 consulting partners to our top 200 accounts, we will roll this out to the entire organization, to all our clients. Similarly the work on the innovative areas. So we are still early in this journey. As exciting as the quarter was and as proud as we are, I would not cast this quarter as any kind of a turning point or an inflection point or anything. It is just something that demonstrates that the work that we have been doing has paid off, it is going in the right direction, it is bearing fruit and now we go on and head on towards a 10% to 12% constant currency growth for the rest of the year.

Rajiv Bansal

I will just add one fact. All our large investors are long-term investors. So definitely a disappointing quarter brings a concern to their face and good quarter brings a smile to their face. But they invest in Infosys for a long-term story. We interact with them on every quarter basis, we have very-very deep interaction with them every quarter. They are investing in the long-term story of Infosys, they do not invest based on a quarterly performance.

Rukmini Rao

Can you give us a breakup on the margins front?

Rajiv Bansal

When you say break-up, you want…

Rukmini Rao

Rate hike, pricing.

Rajiv Bansal

Okay. So operating margins has declined by about 170 basis points on a quarter-to-quarter basis. The impact of wage hike in the quarter has been roughly about 200 basis points, the visa has been roughly about 60 basis points. So the margin should have fallen by about 260 basis points. We got a rupee benefit of about 60 basis points and we have some operational efficiency like utilization going up marginally, but we had pricing decline. All of that has given us a 30 basis points benefit. So that is how the math works out.

Moderator

Thank you gentlemen, that’s it.